UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 333-124933
Midlantic Office Trust, Inc.

(Exact name of registrant as specified in its charter)
11200 Rockville Pike, Suite 502, Rockville, Maryland 20852 (301) 945-4300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: one
     Pursuant to the requirements of the Securities Exchange Act of 1934 Midlantic Office Trust, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 17, 2005	By:	/s/ Sidney M. Bresler
Sidney M. Bresler
Chairman, President and Chief Executive Officer